UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             Ridgewood Hotels, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
              Series A Convertible Preferred Stock, $.01 Par Value
                         (Title of Class of Securities)

                            Common Stock: 766234 10 8
                   Series A Convertible Preferred Stock: None
                                 (CUSIP Number)

              Mr. Henk Evers (678)-425-0900 Ridgewood Hotels, Inc.
                               100 Rue Charlemagne
                            Braselton, Georgia 30517
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                (Communications)

                                October 28, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

_______________________                                  ______________________

 CUSIP No. 766234 10 8                                     Page 2 OF 11 Pages
_______________________                                  ______________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Fountainhead Development, LLC (f/k/a Fountainhead Development Corp., Inc.)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia
________________________________________________________________________________
               7    SOLE VOTING POWER

                    None.
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None.
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None.
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None.
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

_______________________                                  ______________________

 CUSIP No. 766234 10 8                                     Page 3 OF 11 Pages
_______________________                                  ______________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Fountainhead Holdings, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia
________________________________________________________________________________
               7    SOLE VOTING POWER

                    None.
               _________________________________________________________________
               8    SHARED VOTING POWER
  NUMBER OF
   SHARES           Common Stock: 3,000,000
BENEFICIALLY        Series A Convertible Preferred Stock: 450,000
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None.
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    Common Stock: 3,000,000
                    Series A Convertible Preferred Stock: 450,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock: 3,000,000
     Series A Convertible Preferred Stock: 450,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Common Stock: 78.9%
     Series A Convertible Preferred Stock: 100.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

_______________________                                  ______________________

 CUSIP No. 766234 10 8                                     Page 4 OF 11 Pages
_______________________                                  ______________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Fountainhead Holdings, Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
________________________________________________________________________________
               7    SOLE VOTING POWER

                    None.
               _________________________________________________________________
               8    SHARED VOTING POWER
  NUMBER OF
   SHARES           Common Stock: 3,000,000
BENEFICIALLY        Series A Convertible Preferred Stock: 450,000
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None.
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    Common Stock: 3,000,000
                    Series A Convertible Preferred Stock: 450,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock: 3,000,000
     Series A Convertible Preferred Stock: 450,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Common Stock: 78.9%
     Series A Convertible Preferred Stock: 100.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

_______________________                                  ______________________

 CUSIP No. 766234 10 8                                     Page 5 OF 11 Pages
_______________________                                  ______________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Donald E. Panoz
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ireland
________________________________________________________________________________
               7    SOLE VOTING POWER

                    None.
               _________________________________________________________________
               8    SHARED VOTING POWER
  NUMBER OF
   SHARES           Common Stock: 3,000,000
BENEFICIALLY        Series A Convertible Preferred Stock: 450,000
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None.
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None.
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

_______________________                                  ______________________

 CUSIP No. 766234 10 8                                     Page 6 OF 11 Pages
_______________________                                  ______________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nancy C. Panoz
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ireland
________________________________________________________________________________
               7    SOLE VOTING POWER

                    None.
               _________________________________________________________________
               8    SHARED VOTING POWER
  NUMBER OF
   SHARES           Common Stock: 3,000,000
BENEFICIALLY        Series A Convertible Preferred Stock: 450,000
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None.
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    Common Stock: 3,000,000
                    Series A Convertible Preferred Stock: 450,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock: 3,000,000
     Series A Convertible Preferred Stock: 450,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Common Stock: 78.9%
     Series A Convertible Preferred Stock: 100.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Amendment No. 1 to Schedule 13D is being filed jointly by and on behalf of each of Fountainhead Development, LLC (formerly known as Fountainhead Development Corp., Inc.) ("Development"), Fountainhead Holdings, Inc. ("Fountainhead"), Fountainhead Holdings, Ltd. ("Holdings"), Donald E. Panoz and Nancy C. Panoz and relates to shares of the common stock, designated as Common Stock, par value $.01 per share (the "Common Stock"), and shares of the only series of preferred stock issued and outstanding, designated as Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Ridgewood Hotels, Inc. (the "Issuer").

      The Issuer's principal executive offices are located at 100 Rue Charlemagne, Braselton, Georgia 30517.

Item 2. Identity and Background.

Fountainhead Development, LLC

      Development is a Georgia limited liability company. Development's principal business is the ownership and operation of hotel, resort and other real estate properties. The address of Development's principal business and its principal office is 1394 Broadway Avenue, Braselton, Georgia 30517.

      Development's manager is Anthony Mastandrea and its sole member is Fountainhead Holdings, Inc. Anthony Mastandreas' principal occupation is Chief Financial Officer of Fountainhead and he is a citizen of the United States.

During the last five years, neither Development, nor its manager, has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fountainhead Holdings, Inc.

      Fountainhead is a Georgia corporation. Fountainhead's principal business is the ownership and operation of hotel, resort and other real estate properties. The address of Fountainhead's principal business and its principal office is 1394 Broadway Avenue, Braselton, Georgia 30517.

      Fountainhead's executive officers and directors, and their principal occupations, are as follows:

--------------------------------------------------------------------------------
Name                              Title                Principal Occupation
--------------------------------------------------------------------------------
Donald E. Panoz          Chairman and President   Chairman, Fountainhead; Chief
                                                  Executive Officer of the
                                                  Issuer: and Chairman of Elan
                                                  Motorsports Technologies,
                                                  Inc., an auto racing
                                                  designer, developer and
                                                  manufacturer
--------------------------------------------------------------------------------
Nancy C. Panoz           Vice President and       Vice President and Director of
                         Director                 Fountainhead and President of
                                                  Nanco Holdings, Inc.
--------------------------------------------------------------------------------
Anthony J. Mastandrea    Chief Financial          Chief Financial Officer of
                         Officer and Treasurer    Fountainhead
--------------------------------------------------------------------------------

      During the last five years, neither Fountainhead, nor any of its executive officers or directors, has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. and Mrs. Panoz are citizens of Ireland. Mr. Mastandrea is a citizen of the United States.

Fountainhead Holdings, Ltd.

      Holdings is a Bermuda corporation. Holdings' is principally engaged in the business of investing in other businesses. The address of Holdings' principal business and its principal office is P.O. Box HM 666, Clarendon House, Church Street, Hamilton, HM CX, Bermuda.

      Holdings' executive officers and directors, and their principal occupations, are as follows:

--------------------------------------------------------------------------------
Name                              Title                 Principal Occupation
--------------------------------------------------------------------------------
Donald E. Panoz          President and Director   Chairman, Fountainhead; Chief
                                                  Executive Officer of the
                                                  Issuer; and Chairman of Elan
                                                  Motor Sports Technologies,
                                                  Inc., an auto racing
                                                  designer, developer and
                                                  manufacturer
--------------------------------------------------------------------------------
Nancy C. Panoz           Vice President and       Vice President and Director of
                         Director                 Fountainhead and President,
                                                  Nanco Holdings, Inc.
--------------------------------------------------------------------------------
Anthony J. Mastandrea    Chief Financial          Chief Financial Officer of
                         Officer and Treasurer    Fountainhead
--------------------------------------------------------------------------------
David J. Doyle           Director                 Associate, Conyers Dill &
                                                  Pearman, Clarendon House, #2
                                                  Church Street, HM 11, Bermuda
--------------------------------------------------------------------------------
James M. Macdonald       Director                 Partner, Conyers Dill &
                                                  Pearman, Clarendon House, #2
                                                  Church Street, HM 11, Bermuda
--------------------------------------------------------------------------------
Clement Talbot           Director                 Vice President, Bank of
                                                  Bermuda, 6 Front Street,
                                                  Hamilton, HM 11, Bermuda
--------------------------------------------------------------------------------

      During the last five years, neither Holdings, nor any of its executive officers or directors, has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. and Mrs. Panoz are citizens of Ireland. Mr. Mastandrea is a citizen of the United States. Each of Messrs. Doyle, Macdonald and Talbot are citizens of Bermuda.

Donald E. Panoz and Nancy C. Panoz

      The business address of both Donald E. Panoz and Nancy C. Panoz is 1394 Broadway Avenue, Braselton, Georgia 30517. Mr. Panoz's principal occupation is serving as Chairman of Fountainhead, Chief Executive Officer of the Issuer and Chairman of Elan Motor Sports Technologies, Inc., an auto racing designer, developer and manufacturer, the address of which is 1394 Broadway Avenue, Braselton, Georgia 30517.

      Mrs. Panoz's principal occupation is serving as Vice President and Director of Fountainhead and as President of Nanco Holdings, Inc. The address of Nanco Holdings, Inc. is 1394 Broadway Avenue, Braselton, Georgia 30517.

      During the last five years, neither Mr. nor Mrs. Panoz has been (1) convicted in a criminal proceeding, or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. and Mrs. Panoz together beneficially own all of the voting stock in Holdings. Although they meet the definition of beneficial ownership, they have no economic benefit in such shares of Holdings. Mr. and Mrs. Panoz are husband and wife and are citizens of Ireland.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 1, 2002 , Fountainhead Development Corp., Inc. merged with and into Development, with Development being the surviving entity (the "Merger"). The Merger was effected solely to change the form of Fountainhead Development Corp., Inc. from a corporation to a limited liability company.

      As a result of the Merger, Fountainhead became the sole member of Development. Prior to the Merger, all of the capital stock of Development was owned by Fountainhead and after the Merger all of the membership interests of Development continued to be owned by Fountainhead.

      As of October 28, 2002, Development transferred 1,650,000 shares of Ridgewood Common Stock and 450,000 shares of Ridgewood Series A Convertible Preferred Stock (collectively, the "Shares") to its parent, Fountainhead Holdings, Inc., for no consideration.

Item 4. Purpose of Transaction.

      Fountainhead acquired the shares of Ridgewood for investment purposes.

      Conversion of Preferred Stock. Fountainhead Holdings, Inc. may convert each share of Preferred Stock into three shares of Common Stock at any time, or an aggregate of 1,350,000 shares of Common Stock if Fountainhead converts its Preferred Stock in full.

      On January 11, 2000, another of the principal shareholders of the Issuer, ADT Security Services, Inc. ("ADT"), entered into a Stock Purchase Agreement with Fountainhead (the "ADT Agreement"), dated January 11, 2000. Pursuant to the terms of the ADT Agreement, ADT sold to Fountainhead 450,000 shares of Series A Convertible Preferred Stock (the "ADT Shares") for $1,650,000 in cash, which was paid by Fountainhead from its working capital. Litigation is pending among the Issuer, ADT and certain other shareholders of the Issuer. The Delaware Chancery Court ruled in favor of Fountainhead; however, this ruling is subject to appeal by ADT.

      If Fountainhead is required by the appellate court to return the 450,000 shares of Series A Convertible Preferred Stock purchased ("ADT Shares") from ADT Security Services, Inc ("ADT") to ADT, the court may also order ADT to return the ADT Shares to the Issuer in exchange for shares of Common Stock. In this event, no shares of Preferred Stock would remain outstanding.

Item 5. Interest in Securities of the Issuer.

      (a)   See Boxes 11 and 13 of each of cover pages 2-5 and see Item 4.

      (b)   See Boxes 7, 8, 9, and 10 of each of pages 2-5 and see Item 2.

      (c)   See Items 3 and 4.

      (d)   Not applicable.

      (e) On April 1, 2002, and as a result of the Merger, Development ceased to be the beneficial owner of any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See Items 3 and 4.

Item 7. Material to Be Filed as Exhibits.

      Exhibit A Joint Filing Agreement pursuant to rule 13d-1 (k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Fountainhead, Development, Donald E. Panoz and Nancy c. Panoz.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        November 6, 2002
                                      --------------------
                                             (Date)


                              Fountainhead Holdings, Inc.

                              By:    /s/ Donald E. Panoz
                                   ---------------------------------
                              Name:  Donald E. Panoz
                                   ---------------------------------
                              Its:   Chairman
                                   ---------------------------------


                              Fountainhead Holdings, Ltd.

                              By:    /s/ Donald E. Panoz
                                   ---------------------------------
                              Name:  Donald E. Panoz
                                   ---------------------------------
                              Its:   Chairman
                                   ---------------------------------


                              Fountainhead Development, LLC

                              By:    /s/ Anthony Mastandrea
                                   ---------------------------------
                              Name:  Anthony Mastandrea
                                   ---------------------------------
                              Its:   Manager
                                   ---------------------------------


                                     /s/ Donald E. Panoz
                                   ---------------------------------
                                     Donald E. Panoz


                                    /s/ Nancy C. Panoz
                                   ---------------------------------
                                     Nancy C. Panoz

EXHIBIT INDEX

--------------------------------------------------------------------------------
   EXHIBIT NUMBER          DESCRIPTION OF EXHIBIT              FILING METHOD
--------------------------------------------------------------------------------

      (A)                 Joint filing agreement by and        Filed herewith
                          between the Reporting Persons to
                          this Schedule 13D dated November
                          6, 2002.

Exhibit A

Joint Filing Agreement pursuant to Rule 13d-1 (k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

      Each of the undersigned hereby agrees to be included in the filing of the
Schedule 13D/A dated November 6, 2002 with respect to the issued and outstanding Common Stock of Ridgewood Hotels, Inc. beneficially owned by each of the undersigned, respectively.

Dated November 6, 2002
                                         Fountainhead Holdings, Ltd.

                                         By:   /s/ Donald E. Panoz
                                             ----------------------------
                                         Name: Donald E. Panoz
                                             ----------------------------
                                         Its:  Chairman
                                             ----------------------------

                                         Fountainhead Development, LLC

                                         By:   /s/ Anthony Mastandrea
                                             ----------------------------
                                         Name: Anthony Mastandrea
                                             ----------------------------
                                               Its: Manager
                                             ----------------------------


                                         Fountainhead Holdings, Inc.

                                         By:   /s/ Donald E. Panoz
                                             ----------------------------
                                         Name: Donald E. Panoz
                                             ----------------------------
                                         Its:  Chairman
                                             ----------------------------

                                         /s/ Donald E. Panoz
                                             ----------------------------
                                             Donald E. Panoz

                                         /s/ Nancy C. Panoz
                                             ----------------------------
                                             Nancy C. Panoz